FRONTEER DEVELOPMENT GROUP INC.

PROXY FOR USE AT THE
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 7, 2010

THIS PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT

     The undersigned holder of common shares (the “Shares”) of Fronteer Development Group Inc. (the “Corporation”) hereby nominates, constitutes and appoints Mark O’Dea, President and Chief Executive Officer, or failing him, Oliver Lennox-King, Chairman of the board of directors and a director, or, instead of either of them, ________________________________________________________, as proxy of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned in accordance with the following directions (or if no directions are given, as the proxyholder sees fit) and in respect of all other matters that may properly come before the annual and special meeting of the holders of Shares (collectively, the “Shareholders”) of the Corporation to be held on the 7th day of May, 2010 (the “Meeting”) and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof.

     THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED “FOR” OR “WITHHELD” FROM VOTING OR VOTED “AGAINST”, AS APPLICABLE, THE MATTERS IDENTIFIED BELOW IN ACCORDANCE WITH THE SPECIFICATIONS OF THE SHAREHOLDER. WHERE NO CHOICE IS SPECIFIED, THIS PROXY CONFERS DISCRETIONARY AUTHORITY AND WILL BE VOTED “FOR” EACH OF THE MATTERS LISTED BELOW.

     THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF IN SUCH MANNER AS THE PROXYHOLDER IN ITS JUDGMENT MAY DETERMINE.

     A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR AND ON ITS BEHALF AT THE MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT’S PROXY NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

     TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION’S REGISTRAR AND TRANSFER AGENT AT THE ADDRESS INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO THE TIME OF THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OR DELIVERED TO THE CHAIRMAN PRIOR TO COMMENCEMENT OF THE MEETING ON THE DAY OF THE MEETING OR ADJOURNMENT OR POSTPONEMENT THEREOF.

     The proxy nominees named above are directed to vote the Shares represented by this proxy as follows:

1.	to Vote For __________ or to Withhold From Voting __________ in respect of the election of Oliver Lennox-King as a director of the Corporation for the ensuing year;

2.	to Vote For __________ or to Withhold From Voting __________ in respect of the election of Mark O’Dea as a director of the Corporation for the ensuing year;

3.	to Vote For __________ or to Withhold From Voting __________ in respect of the election of George Bell as a director of the Corporation for the ensuing year;

4.	to Vote For __________ or to Withhold From Voting __________ in respect of the election of Lyle Hepburn as a director of the Corporation for the ensuing year;

5.	to Vote For __________ or to Withhold From Voting __________ in respect of the election of Donald McInnes as a director of the Corporation for the ensuing year;

6.	to Vote For __________ or to Withhold From Voting __________ in respect of the election of Jo Mark Zurel as a director of the Corporation for the ensuing year;

7.	to Vote For __________ or to Withhold From Voting __________ in respect of the election of Scott Hand as a director of the Corporation for the ensuing year;

8.

to Vote For __________ or to Withhold From Voting __________ in respect of the appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation for the ensuing year and the authorization of the board of directors to fix their remuneration;

9.

to Vote For __________ or to Vote Against __________ an ordinary resolution, with or without variation, in respect of the approval and confirmation of the Corporation’s amended and restated “rolling” stock option plan and, in particular, confirming the granting of unallocated options pursuant to such plan up to an aggregate of 10% of the Shares issued and outstanding from time to time and approving the amendments to be given effect in such plan, the details of which are further outlined in the accompanying Management Information Circular dated March 25, 2010;

10.

to Vote For __________ or to Vote Against __________ a special resolution, with or without variation, authorizing the board of directors of the Corporation to amend the Corporation’s articles to effect the change of name of the Corporation to “Fronteer Gold Inc.”, or such other name as may be accepted by the relevant regulatory authorities and approved of by the board of directors of the Corporation, the details of which are further outlined in the accompanying Management Information Circular dated March 25, 2010; and

11.

at the nominee’s discretion, to act and vote upon any amendments or variations to matters specified in the accompanying Notice of Meeting or upon any other matters as may properly come before the Meeting or any adjournments(s) or postponement(s) thereof.

This proxy revokes and supersedes all proxies of an earlier date.

DATED this ___________ day of _____, 2010.

PRINT NAME: ____________________________________

SIGNATURE: _____________________________________

NOTES:

1. This proxy must be signed by the Shareholder or his attorney duly authorized in writing, or, if the Shareholder is a corporation, by a duly authorized officer or director thereof under its corporate seal, or by an attorney thereof duly authorized.

2. A person appointed as proxy nominee to represent a Shareholder need not be a shareholder of the Corporation.

3. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Corporation to the Shareholder.

4. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

5. Each shareholder who is unable to attend the meeting is respectfully requested to fill out, date and sign this form of proxy and return in the envelope provided.

6. To be used at the Meeting, proxies must be properly completed, signed and delivered and received at the office of the Corporation’s registrar and transfer agent, Equity Transfer & Trust Company, at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment or postponement of the Meeting at which this proxy is to be used, or delivered to the Chairman prior to the commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

7. This proxy should be read in conjunction with the accompanying documentation provided on behalf of management of the Corporation, including the Management Information Circular dated March 25, 2010.